================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ----------------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    of the Securities Exchange Act of 1934
                         ----------------------------
                                @POS.COM, INC.
                       (Name of Subject Company (Issuer))


                           SYMBOL TECHNOLOGIES, INC.

                           SYMBOL ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                  04963A 10 4
                     (CUSIP Number of Class of Securities)


                                LEONARD GOLDNER
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SYMBOL TECHNOLOGIES, INC.
                               ONE SYMBOL PLAZA
                          HOLTSVILLE, NEW YORK 11742
                                (631) 738-2400
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   Copy to:

                             EDWARD J. CHUNG, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

                           Calculation of Filing Fee

      Transaction Valuation*                   Amount of Filing Fee
     --------------------------              -----------------------
          $   5,446,536                          $     1,089.31

---------
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $0.46 cash per share and 10,416,141 shares of Common Stock outstanding and $344,392.00 payable on the conversion of all outstanding shares of Series B Convertible Preferred Stock into Common Stock and the subsequent tender of such Common stock in this offer to purchase and $310,719 payable on the cancellation of all stock options.


 [ ]Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


        Amount Previously Paid:____________    Filing Party:____________________

        Form or Registration No.:__________    Date Filed:______________________


 [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]   third-party tender offer subject to Rule 14d-1.

   [ ]   issuer tender offer subject to Rule 13e-4.

   [ ]   going-private transaction subject to Rule 13e-3.

   [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]
================================================================================

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Symbol Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Symbol Technologies, Inc. ("Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Shares"), of @pos.com, Inc. (the "Company"), a Delaware corporation, at a price of $0.46 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.


ITEM 10. FINANCIAL STATEMENTS.

   (a)        Financial information. Not applicable.

   (b)        Pro forma information. Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

   (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a) (2) is incorporated herein by reference.


ITEM 12. EXHIBITS.



EXHIBIT NO.                                               DESCRIPTION
------------------ ----------------------------------------------------------------------------------------
 Exhibit (a) (1)   Offer to Purchase, dated August 19, 2002.*
 Exhibit (a) (2)   Form of Letter of Transmittal.*
 Exhibit (a) (3)   Form of Notice of Guaranteed Delivery.*
 Exhibit (a) (4)   Guidelines for Substitute Form W-9.*
 Exhibit (a) (5)   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 Exhibit (a) (6)   Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
 Exhibit (a) (7)   Press Release issued by @pos.com, Inc., dated August 14, 2002. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on
                   August 13, 2002 and is incorporated herein by reference.
 Exhibit (a) (8)   Summary newspaper advertisement, dated August 19, 2002, published in THE NEW
                   YORK TIMES.
 Exhibit (b)       None.
 Exhibit (d) (1)   Agreement and Plan of Merger, dated as of August 12, 2002, by and among Symbol
                   Technologies, Inc., Symbol Acquisition Corp. and @pos.com, Inc.
 Exhibit (d) (2)   Confidentiality Agreement, dated as of June 20, 2002, by and between Symbol
                   Technologies, Inc. and @pos.com, Inc.
 Exhibit (d) (3)   Tender and Voting Agreement, dated as of August 12, 2002, by and among Symbol
                   Technologies, Inc., Symbol Acquisition Corp. and certain stockholders of @pos.com, Inc.
 Exhibit (d) (4)   Convertible Promissory Note, dated July 26, 2002, made by @pos.com, Inc. and
                   Crossvue, Inc. in favor of Symbol Technologies, Inc.

EXHIBIT NO.                                           DESCRIPTION
------------------ ---------------------------------------------------------------------------------
 Exhibit (d)(5)    Amended and Restated Convertible Promissory Note, dated August 12, 2002, made by
                   @pos.com, Inc. and Crossvue, Inc. in favor of Symbol Technologies, Inc.
 Exhibit (g)       None.
 Exhibit (h)       None.

----------
*     Included in mailing to stockholders.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: August 19, 2002     SYMBOL TECHNOLOGIES, INC.


                                    By: /s/ Leonard Goldner
                                        --------------------------------------
                                    Name:   Leonard Goldner
                                    Title:  Executive Vice President, General
                                            Counsel and Secretary




Dated: August 19, 2002     SYMBOL ACQUISITION CORP.


                                    By: /s/ Leonard Goldner
                                        --------------------------------------
                                    Name: Leonard Goldner
                                    Title:  Vice President, Secretary and
                                    Assistant Treasurer

                                 EXHIBIT INDEX



EXHIBIT NO.                                               DESCRIPTION
------------------ ----------------------------------------------------------------------------------------
 Exhibit (a) (1)   Offer to Purchase, dated August 19, 2002.*

 Exhibit (a) (2)   Form of Letter of Transmittal.*

 Exhibit (a) (3)   Form of Notice of Guaranteed Delivery.*

 Exhibit (a) (4)   Guidelines for Substitute Form W-9.*

 Exhibit (a) (5)   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a) (6)   Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

 Exhibit (a) (7)   Press Release issued by @pos.com, Inc., dated August 14, 2002. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on
                   August 13, 2002 and is incorporated herein by reference.

 Exhibit (a) (8)   Summary newspaper advertisement, dated August 19, 2002, published in THE NEW
                   YORK TIMES.

 Exhibit (b)       None.

 Exhibit (d) (1)   Agreement and Plan of Merger, dated as of August 12, 2002, by and among Symbol
                   Technologies, Inc., Symbol Acquisition Corp. and @pos.com, Inc.

 Exhibit (d) (2)   Confidentiality Agreement, dated as of June 20, 2002, by and between Symbol
                   Technologies, Inc. and @pos.com, Inc.

 Exhibit (d) (3)   Tender and Voting Agreement, dated as of August 12, 2002, by and among Symbol
                   Technologies, Inc., Symbol Acquisition Corp. and certain stockholders of @pos.com, Inc.

 Exhibit (d) (4)   Convertible Promissory Note, dated July 26, 2002, made by @pos.com, Inc. and
                   Crossvue, Inc. in favor of Symbol Technologies, Inc.

 Exhibit (d) (5)   Amended and Restated Convertible Promissory Note, dated August 12, 2002, made by
                   @pos.com, Inc. and Crossvue, Inc. in favor of Symbol Technologies, Inc.

 Exhibit (g)       None.

 Exhibit (h)       None.

----------
*     Included in mailing to stockholders.